Exhibit 99.13
Notice to ASX/LSE

Change in Director’s Particulars

24 September 2019

Rio Tinto plc (the "Company") has today been advised that David Constable, a non-executive director of the Company, has been appointed as a director of Fluor Corporation with effect from 20 September 2019.

This announcement is made in fulfilment of the Company's obligation under UK LR 9.6.14 R.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James's Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404